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                                                                Exhibit 99.3

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" in the Proxy Statement of Spyglass, Inc. that is made part of the Registration Statement (Form F-4) and related Prospectus of OpenTV, Corp. for the registration of 13,853,741 of its ordinary shares and to incorporation by reference therein and incorporation by reference in the Registration Statement (Form S-8 No. 333-37196) pertaining to the 2000 OpenTV Corp. Exchange Plan, 1999 OpenTV Corp. Share Option/Share Issuance Plan, and 1999 OpenTV, Inc. Employee Stock Purchase Plan of OpenTV Corp. of our report dated October 19, 1999, except for Note 14, as to which the date is November 4, 1999, with respect to the consolidated financial statements and schedule of Spyglass, Inc. incorporated by reference in its Annual Report (Form 10-K) for the year ended September 30, 1999 filed with the Securities and Exchange Commission.


                                                    /s/ Ernst & Young LLP

Chicago, Illinois
May 23, 2000